

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

John Lindeman
Chief Financial Officer
Hydrofarm Holdings Group, Inc.
1510 Main Street
Shoemakersville, Pennsylvania 19526

> **Re: HYDROFARM HOLDINGS GROUP, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 1-39773**

Dear Mr. Lindeman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services